SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 0-19840

NOTIFICATION OF LATE FILING

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q
	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: 12/29/2002

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended: ____________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant: SHOLODGE, INC.

Former name if applicable: Not applicable

Address of principal executive office (Street and number):

130 Maple Drive North

City, state and zip code: Hendersonville, Tennessee 37075

PART II
RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

     The Registrant is presently engaged in discussions with the staff of the Securities and Exchange Commission regarding the accounting treatment of a sale of leasehold interests in connection with the staff’s review of the Registrants’ Registration Statement on Form S-4. As a result, the Registrant’s audited financial statements for the year ended December 29, 2002 have not been completed pending the outcome of those discussions.

PART IV
OTHER INFORMATION

     (1)  Name and telephone number of person to contact in regard to this notification

John W. Titus	(615) 252-2341
(Name)	(Area Code)(Telephone Number)

     (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes                      ☐ No

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes                      ☐ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant expects to report net losses for the fourth quarter of 2002 ranging from $20 million to $22 million, or approximately $4.00 to $4.30 per share. The losses are primarily the result of losses on the sale of hotels, charge-offs of development costs on abandoned hotel development projects and write-downs of notes and accounts receivable due to impaired values of hotels underlying the receivables.

SHOLODGE, INC.
(Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2003	By:	/s/ Leon Moore Leon Moore, President